FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Continuous Disclosure

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Nymox Pharmaceutical Corporation

On June 30, 2015 the Board of Directors of Nymox Pharmaceutical Corporation confirmed the appointment of James G. Robinson to the Board of Directors. Mr. Robinson, born December 16, 1935, is a prominent and well-known business person with vast experience in U.S. and international business management, operations, and marketing, and who has had a highly successful career across a variety of different fields. James G. Robinson is Chairman and CEO of Morgan Creek Productions, which for over 25 years has ontinued to be one of the leading and most successful independent production entities in the film business. Under Robinson's leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: July 28, 2015